Exhibit 99.1

NR-24-03

GOLD RESERVE ANNOUNCES STOCK OPTION GRANTS

SPOKANE, WASHINGTON, February 13, 2024

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) announces the grant of 140,000 stock options to employees including 100,000 to David Onzay, Chief Financial Officer. These stock options, which were granted on February 9, 2024, are exercisable at US $3.18, have a 10-year term and have been issued pursuant to the Company's 2012 Equity Incentive Plan (as amended, the "Option Plan").

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedarplus.ca.

This release has been approved by Rockne J. Timm, CEO of the Company.

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”